Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2012 AND PROVIDES OUTLOOK FOR 2013

Core business well-positioned for growth in 2013

Toronto, Ontario – February 14, 2013 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months and year ended December 31, 2012.

-	Core business of solid waste collection, transfer and disposal demonstrated resilience throughout 2012
-	Completed 19 strategic acquisitions in 2012, including seven in the fourth quarter, which strengthened the Company’s network of integrated assets
-	Consolidated revenues of $495.8 million in the fourth quarter, up 8.4%, and $1,896.7 million in 2012, up 3.1%
-	Adjusted EBITDA(A) of $133.7 million in the fourth quarter and $519.7 million for 2012
-
Earnings per share of $0.10 in the fourth quarter and $0.81 in 2012, versus ($2.48) and ($1.63), respectively, in 2011.  On an adjusted basis, net income per share was $0.24 in the quarter and $0.97 for the year, compared to $0.32 and $1.12 in the respective 2011 periods.  The decline in recycled commodity prices reduced adjusted net income(A) per share by $0.02 per share in the fourth quarter of 2012 and by $0.15 per share for the year

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“The strength of our core collection, transfer and disposal operations, combined with 19 strategic “tuck-in” acquisitions, softened the impact of a 1.6% decline in revenues from lower recycled commodity prices in 2012.  In 2013, we are well positioned for growth with a strengthened network of integrated assets and the market-focused strategies to continue to execute our operating model and drive value on these assets.  Acquisitions we completed in 2012 generate annualized revenues of approximately $200 million, and the contribution to 2013 revenue growth is expected to be approximately $138 million.  Revenues for 2013 will also realize the benefits of internal infrastructure projects and new municipal contract wins, which together will more than offset the impact of municipal contracts that concluded in the third and fourth quarters of 2012 and the scheduled closure of our Calgary landfill in mid-2013,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd.  “We remain focused on the disciplined execution of our local market strategies and deployment of free cash flow(B) to improve our overall return on invested capital.  We are excited about the opportunities we have to create value in 2013 and beyond.”

Fourth quarter ended December 31, 2012
Reported revenues increased $38.6 million or 8.4% from $457.2 million in the fourth quarter of 2011 to $495.8 million in the fourth quarter of 2012.  Expressed on a reportable basis and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 7.0% due in large part to a 6.4% increase attributable to acquisitions.  Higher overall core pricing, fuel surcharges and marginally higher volumes were principally offset by lower recycled commodity pricing.  The impact of lower recycled commodity prices on comparative revenues was 1.0%.

Operating income was $58.6 million in the fourth quarter of 2012 versus ($293.0) million in the fourth quarter of 2011.    Net income was $11.8 million versus ($296.2) million in the fourth quarter of 2012 and 2011, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $133.7 million in the fourth quarter which was slightly lower than the $133.9 million posted in the same quarter a year ago.  On an adjusted basis, adjusted operating income(A) was $61.6 million or (19.0)% lower in the quarter compared to $76.0 million in the same period last year.  Adjusted net income(A) was $28.2 million, or $0.24 per share, compared to $38.0 million, or $0.32 per share in the comparative period.

Year ended December 31, 2012
For the year ended December 31, 2012, reported revenues increased $56.6 million or 3.1% from $1,840.1 million in 2011 to $1,896.7 million.  Expressed on a reportable basis and at FX parity, revenues increased 3.5% on a comparative basis.  This increase is due in large part to a 4.5% increase attributable to acquisitions and higher overall core pricing and fuel surcharges, which outpaced lower volumes and recycled commodity pricing.  The annual impact on comparative revenues resulting from a decline in recycled commodity prices was 1.6%.

Progressive Waste Solutions Ltd. – December 31, 2012 - 1

Operating income was $237.7 million in 2012 versus ($88.4) million in 2011 and net income was $94.4 million in 2012 compared to ($196.1) million in 2011.

Adjusted amounts
For the year, adjusted EBITDA(A) was $519.7 million or (2.8)% lower in 2012 versus $534.5 million in 2011.  Adjusted operating income(A) was $246.1 million, or (12.4)% lower compared to the $280.9 million recorded last year.  Adjusted net income(A) was $113.2 million, or $0.97 per share, compared to $135.0 million, or $1.12 per share in the comparative year.

Share repurchases totalled $65.6 million in 2012 and dividends paid to shareholders totalled $63.5 million.  For 2012, this represents a combined $129.1 million return to shareholders compared to $140.4 million a year ago.

Acquisitions
•	We invested $185.7 million in the fourth quarter and $308.3 million for the year on strategic “tuck-in” acquisitions in various markets
•
In the fourth quarter, we completed seven acquisitions, three in the U.S. south, three in the U.S. northeast and one in Canada.  For the year, we completed a total of 19 acquisitions, eight in the U.S. south, five in the U.S. northeast and six in Canada

•
We continue to identify collection and transfer assets in and around the markets we serve in order to improve asset density and facilitate higher internalization at our landfills.  We also evaluate new markets for growth opportunities

Other highlights for the year ended December 31, 2012
•
In October 2012, we entered into a consolidated $2.35 billion Credit Agreement and concurrently repaid all outstanding indebtedness under our U.S. and Canadian credit facilities and our series B, senior secured debenture

•	In August 2012, we received approval to renew our normal course issuer bid for an additional 12 months
•	In March 2012, we received a modification to our operating permit for the Ridge landfill that increased the amount of annual waste allowable at the site from 0.9 to 1.3 million tonnes annually
•	We repurchased and cancelled approximately 3.2 million common shares in 2012. At the close of the year, there were 115.2 million common shares outstanding

2013 Outlook
The Company is providing its outlook assuming no change in the current economic environment and excluding the impact of any acquisitions we may complete in 2013.  Our outlook has been prepared assuming FX parity.

The purpose of presenting this outlook is to provide investors and analysts with our expected results for the coming year.

Our outlook, which is forward-looking, was approved by management on February 13, 2013.  Our actual results may differ materially and are subject to risks and uncertainties.  Please refer to the 2013 outlook assumptions and factors and Caution regarding forward looking statements sections of this press release for further information.

•	Revenue is estimated to be $2.00 to $2.02 billion, representing an increase of 5.4% to 6.5%
•	Adjusted EBITDA(A) is estimated to be $545 to $555 million
•	Amortization expense, as a percentage of revenue, is estimated to be approximately 14.4%
•	The effective tax rate is estimated to be approximately 40% of income before income tax expense and net loss from equity accounted investee, on an adjusted basis
•	Cash taxes are estimated to be $52 to $54 million
•	Adjusted net income(A) per diluted share is estimated to be $1.02 to $1.06
•	Free cash flow(B) is estimated to be $200 to $215 million, excluding additional internal infrastructure investment
•	Capital and landfill expenditures are estimated to be $210 to $220 million, plus an additional $40 to $45 million of internal infrastructure investment
•	Expected annual cash dividend of C$0.56 per share, payable on a quarterly basis

Commodity pricing
Revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include wood, plastics, aluminum and metals.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $8.0 million change to revenues and an approximately $0.04 change to net income per share on an annual basis.  Our outlook provided for 2013 assumes an average price per ton of OCC of $106.00, which is equal to the 2012 average price per ton based on our market weighting of the Official Board Markets index.

Progressive Waste Solutions Ltd. – December 31, 2012 - 2

Progressive Waste Solutions Ltd.
Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)
For the three months (unaudited) and years ended December 31, 2012 (unaudited) and 2011 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”)  and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2012	2011	2012	2011

REVENUES	$495,822	$457,212	$1,896,741	$1,840,096
EXPENSES
OPERATING	305,236	273,283	1,154,764	1,094,067
SELLING, GENERAL AND ADMINISTRATION	59,814	58,178	230,740	218,600
RESTRUCTURING	-	411	-	1,609
GOODWILL IMPAIRMENT	-	360,557	-	360,557
AMORTIZATION	71,766	58,372	274,118	257,066
NET LOSS (GAIN) ON SALE OF CAPITAL ASSETS	383	(541)	(592)	(3,412)
OPERATING INCOME (LOSS)	58,623	(293,048)	237,711	(88,391)
INTEREST ON LONG-TERM DEBT	14,494	13,723	57,428	62,086
NET FOREIGN EXCHANGE (GAIN) LOSS	(3)	10	9	(73)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	3,541	(1,101)	1,725	(4,984)
LOSS ON EXTINGUISHMENT OF DEBT	16,924	-	16,924	-
OTHER EXPENSES	-	45	105	872
INCOME (LOSS) BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	23,667	(305,725)	161,520	(146,292)
INCOME TAX EXPENSE
Current	10,969	9,009	49,281	47,433
Deferred	934	(18,584)	17,841	2,315
	11,903	(9,575)	67,122	49,748
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	11	38	41	96
NET INCOME (LOSS)	11,753	(296,188)	94,357	(196,136)

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(6,322)	13,320	11,702	(12,520)

Derivatives designated as cash flow hedges, net of
income tax ($1,089) and ($863) (2011 - ($294) and $3,117)	2,025	550	1,604	(5,790)
Settlement of derivatives designated as cash flow hedges,
net of income tax ($170) and ($177) (2011 - ($165) and ($646))	314	306	329	1,201
	2,339	856	1,933	(4,589)
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(3,983)	14,176	13,635	(17,109)
COMPREHENSIVE INCOME (LOSS)	$7,770	$(282,012)	$107,992	$(213,245)

Net income (loss) per weighted average share, basic	$0.10	$(2.48)	$0.81	$(1.63)
Net income (loss) per weighted average share, diluted	$0.10	$(2.48)	$0.81	$(1.63)
Weighted average number of shares outstanding
(thousands), basic	115,163	119,554	116,178	120,683
Weighted average number of shares outstanding
(thousands), diluted	115,163	119,554	116,178	120,683

Progressive Waste Solutions Ltd. – December 31, 2012 - 3

Progressive Waste Solutions Ltd.
Consolidated Balance Sheets (“Balance Sheet”)
December 31, 2012 (unaudited) and December 31, 2011 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars except issued and outstanding share amounts)
	December 31,	December 31,
	2012	2011
ASSETS
CURRENT
Cash and cash equivalents	$29,940	$14,143
Accounts receivable	238,958	212,099
Other receivables	440	414
Prepaid expenses	38,762	31,484
Income taxes recoverable	2,928	-
Restricted cash	476	452
Other assets	1,573	1,972
	313,077	260,564

OTHER RECEIVABLES	72	376
FUNDED LANDFILL POST-CLOSURE COSTS	9,885	9,200
INTANGIBLES	287,847	257,731
GOODWILL	929,114	774,409
LANDFILL DEVELOPMENT ASSETS	19,715	15,869
DEFERRED FINANCING COSTS	20,060	19,983
CAPITAL ASSETS	927,518	776,058
LANDFILL ASSETS	963,720	958,792
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	4,062	3,973
OTHER ASSETS	491	649
	$3,475,561	$3,077,604

LIABILITIES
CURRENT
Accounts payable	$120,341	$115,292
Accrued charges	131,528	124,496
Dividends payable	16,206	14,540
Income taxes payable	1,986	10,693
Deferred revenues	19,002	17,645
Current portion of long-term debt	6,907	1,500
Landfill closure and post-closure costs	8,871	9,468
Other liabilities	2,527	3,484
	307,368	297,118

LONG-TERM DEBT	1,681,370	1,311,593
LANDFILL CLOSURE AND POST-CLOSURE COSTS	104,281	92,034
OTHER LIABILITIES	6,166	7,484
DEFERRED INCOME TAXES	103,795	76,234
	2,202,980	1,784,463

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,993,864 (December 31, 2011 - 118,040,683))	1,773,530	1,824,231
Restricted shares (issued and outstanding - 172,500 (December 31, 2011 - 252,150))	(3,460)	(5,353)
Additional paid in capital	2,166	2,789
Accumulated deficit	(451,539)	(466,775)
Accumulated other comprehensive loss	(48,116)	(61,751)
Total shareholders' equity	1,272,581	1,293,141
	$3,475,561	$3,077,604

Progressive Waste Solutions Ltd. – December 31, 2012 - 4

Progressive Waste Solutions Ltd.
Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the three months (unaudited) and years ended December 31, 2012 (unaudited) and 2011 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2012	2011	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income (loss)	$11,753	$(296,188)	$94,357	$(196,136)
Items not affecting cash
Restricted share expense	819	726	2,034	2,107
Write-off of deferred financing costs	11,726	-	11,726	-
Accretion of landfill closure and post-closure costs	1,313	1,255	5,240	5,071
Goodwill impairment	-	360,557	-	360,557
Amortization of intangibles	14,379	12,582	53,585	49,559
Amortization of capital assets	37,841	33,343	141,192	131,088
Amortization of landfill assets	19,546	12,447	79,341	76,419
Interest on long-term debt (amortization of deferred financing costs)	596	1,680	5,665	6,035
Net loss (gain) on sale of capital assets	383	(541)	(592)	(3,412)
Net loss (gain) on financial instruments	3,541	(1,101)	1,725	(4,984)
Deferred income taxes	934	(18,584)	17,841	2,315
Net loss from equity accounted investee	11	38	41	96
Landfill closure and post-closure expenditures	(1,336)	(1,183)	(6,737)	(4,345)
Changes in non-cash working capital items	(27,322)	10,186	(68,657)	(28,664)
Cash generated from operating activities	74,184	115,217	336,761	395,706
INVESTING
Acquisitions	(168,608)	(351)	(282,313)	(139,857)
Restricted cash deposits	(1)	(6)	(24)	(18)
Investment in other receivables	-	-	(148)	-
Proceeds from other receivables	110	118	440	474
Funded landfill post-closure costs	(117)	(71)	(404)	(381)
Purchase of capital assets	(54,410)	(35,315)	(180,322)	(112,348)
Purchase of landfill assets	(18,471)	(19,006)	(66,556)	(58,665)
Proceeds from the sale of capital assets	654	721	2,761	5,925
Investment in landfill development assets	(461)	(1,717)	(3,968)	(6,428)
Cash utilized in investing activities	(241,304)	(55,627)	(530,534)	(311,298)
FINANCING
Payment of deferred financing costs	(16,975)	(5)	(17,315)	(4,811)
Proceeds from long-term debt	1,617,304	49,184	1,924,480	380,347
Repayment of long-term debt	(1,401,816)	(60,456)	(1,568,323)	(318,086)
Proceeds from the exercise of stock options	39	1,530	403	2,385
Repurchase of common shares	-	(40,270)	(65,633)	(79,326)
Purchase of, net of proceeds from, restricted shares	-	-	(541)	(4,226)
Dividends paid to shareholders	(16,260)	(14,647)	(63,478)	(61,078)
Cash generated from (utilized in) financing activities	182,292	(64,664)	209,593	(84,795)
Effect of foreign currency translation on cash and cash equivalents	(655)	2,341	(23)	1,124
NET CASH INFLOW (OUTFLOW)	14,517	(2,733)	15,797	737
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	15,423	16,876	14,143	13,406
CASH AND CASH EQUIVALENTS, END OF YEAR	$29,940	$14,143	$29,940	$14,143
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$28,929	$14,142	$28,929	$14,142
Cash equivalents	1,011	1	1,011	1
	$29,940	$14,143	$29,940	$14,143
Cash paid during the period or year for:
Income taxes	$11,833	$8,911	$53,531	$49,509
Interest	$17,170	$12,694	$57,109	$59,289

Progressive Waste Solutions Ltd. – December 31, 2012 - 5

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months and year ended December 31, 2012.

			Three months ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$457,212	$32,310	$489,522	$6,300	$495,822
Operating expenses	273,283	28,452	301,735	3,501	305,236
Selling, general and administration	58,178	859	59,037	777	59,814
Restructuring expenses	411	(411)	-	-	-
Goodwill impairment	360,557	(360,557)	-	-	-
Amortization	58,372	12,573	70,945	821	71,766
Net (gain) loss on sale of capital assets	(541)	936	395	(12)	383
Operating (loss) income	(293,048)	350,458	57,410	1,213	58,623
Interest on long-term debt	13,723	673	14,396	98	14,494
Net foreign exchange loss (gain)	10	(13)	(3)	-	(3)
Net (gain) loss on financial instruments	(1,101)	4,630	3,529	12	3,541
Loss on extinguishment of debt	-	17,012	17,012	(88)	16,924
Other expense	45	(46)	(1)	1	-
(Loss) income before net income tax
(recovery) expense and
net loss from equity accounted investee	(305,725)	328,202	22,477	1,190	23,667
Net income tax (recovery) expense	(9,575)	21,140	11,565	338	11,903
Net loss from equity accounted investee	38	(28)	10	1	11
Net (loss) income	$(296,188)	$307,090	$10,902	$851	$11,753

Adjusted EBITDA(A)	$133,861	$(2,153)	$131,708	$2,029	$133,737
Adjusted operating income(A)	$76,030	$(15,663)	$60,367	$1,221	$61,588
Adjusted net income(A)	$37,995	$(10,642)	$27,353	$799	$28,152
Free cash flow(B)	$59,281	$(23,565)	$35,716	$904	$36,620

Progressive Waste Solutions Ltd. – December 31, 2012 - 6

				Year ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2012	December 31, 2012
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,840,096	$64,582	$1,904,678	$(7,937)	$1,896,741
Operating expenses	1,094,067	65,120	1,159,187	(4,423)	1,154,764
Selling, general and administration	218,600	13,105	231,705	(965)	230,740
Restructuring expenses	1,609	(1,609)	-	-	-
Goodwill impairment	360,557	(360,557)	-	-	-
Amortization	257,066	18,127	275,193	(1,075)	274,118
Net gain on sale of capital assets	(3,412)	2,822	(590)	(2)	(592)
Operating (loss) income	(88,391)	327,574	239,183	(1,472)	237,711
Interest on long-term debt	62,086	(4,388)	57,698	(270)	57,428
Net foreign exchange (gain) loss	(73)	82	9	-	9
Net (gain) loss on financial instruments	(4,984)	6,714	1,730	(5)	1,725
Loss on extinguishment of debt	-	17,012	17,012	(88)	16,924
Other expense	872	(766)	106	(1)	105
(Loss) income before net income tax expense and
net loss from equity accounted investee	(146,292)	308,920	162,628	(1,108)	161,520
Net income tax expense	49,748	17,752	67,500	(378)	67,122
Net loss from equity accounted investee	96	(55)	41	-	41
Net (loss) income	$(196,136)	$291,223	$95,087	$(730)	$94,357

Adjusted EBITDA(A)	$534,536	$(12,308)	$522,228	$(2,569)	$519,659
Adjusted operating income(A)	$280,882	$(33,257)	$247,625	$(1,492)	$246,133
Adjusted net income(A)	$135,003	$(21,003)	$114,000	$(813)	$113,187
Free cash flow(B)	$262,464	$(89,095)	$173,369	$(909)	$172,460

Progressive Waste Solutions Ltd. – December 31, 2012 - 7

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

Three months ended			Year ended
		December 31		December 31
	2012	2011	2012	2011

Operating income (loss)	$58,623	$(293,048)	$237,711	$(88,391)
Transaction and related costs - SG&A	462	141	2,507	1,880
Fair value movements in stock options - SG&A	703	(2,685)	(110)	(6,808)
Restricted share expense - SG&A	819	726	2,034	2,107
Payments made to executives and senior management on departure - SG&A	981	9,928	3,991	9,928
Restructuring expenses and goodwill impairment	-	360,968	-	362,166
Adjusted operating income(A)	61,588	76,030	246,133	280,882
Net loss (gain) on sale of capital assets	383	(541)	(592)	(3,412)
Amortization	71,766	58,372	274,118	257,066
Adjusted EBITDA(A)	$133,737	$133,861	$519,659	$534,536

Net income (loss)	$11,753	$(296,188)	$94,357	$(196,136)
Transaction and related costs - SG&A	462	141	2,507	1,880
Fair value movements in stock options - SG&A	703	(2,685)	(110)	(6,808)
Restricted share expense - SG&A	819	726	2,034	2,107
Payments made to executives and senior management on departure - SG&A	981	9,928	3,991	9,928
Restructuring expenses and goodwill impairment	-	360,968	-	362,166
Net loss (gain) on financial instruments	3,541	(1,101)	1,725	(4,984)
Loss on extinguishment of debt	16,924	-	16,924	-
Other expenses	-	45	105	872
Net income tax recovery	(7,031)	(33,839)	(8,346)	(34,022)
Adjusted net income(A)	$28,152	$37,995	$113,187	$135,003

Adjusted net income
per weighted average share, basic(A)(*)	$0.24	$0.32	$0.97	$1.12
Adjusted net income
per weighted average share, diluted(A)(*)	$0.24	$0.32	$0.97	$1.12

Replacement and growth expenditures
Replacement expenditures	$35,336	$38,741	$154,928	$126,808
Growth expenditures	37,545	15,580	91,950	44,205
Total replacement and growth expenditures	$72,881	$54,321	$246,878	$171,013

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$74,184	$115,217	$336,761	$395,706
Free cash flow(B)	$36,620	$59,281	$172,460	$262,464
Free cash flow (B)
per weighted average share, diluted	$0.32	$0.50	$1.48	$2.17

Dividends
Dividends declared (common shares)	$16,264	$14,418	$64,815	$60,646

Note:
(*)Prior period or year amounts have been adjusted to conform to the current period or year's presentation.

Progressive Waste Solutions Ltd. – December 31, 2012 - 8

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					December 31
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$457,212	$489,522	$32,310	$495,822	$38,610
Canada	$185,590	$192,721	$7,131	$199,021	$13,431
U.S. south	$185,426	$201,725	$16,299	$201,725	$16,299
U.S. northeast	$86,196	$95,076	$8,880	$95,076	$8,880

Operating expenses	$273,283	$301,735	$28,452	$305,236	$31,953
Canada	$101,656	$107,910	$6,254	$111,411	$9,755
U.S. south	$112,929	$127,051	$14,122	$127,051	$14,122
U.S. northeast	$58,698	$66,774	$8,076	$66,774	$8,076

SG&A (as reported)	$58,178	$59,037	$859	$59,814	$1,636
Canada	$15,350	$16,956	$1,606	$17,528	$2,178
U.S. south	$18,624	$20,600	$1,976	$20,600	$1,976
U.S. northeast	$7,272	$8,506	$1,234	$8,506	$1,234
Corporate	$16,932	$12,975	$(3,957)	$13,180	$(3,752)

EBITDA(A) (as reported)	$125,751	$128,750	$2,999	$130,772	$5,021
Canada	$68,584	$67,855	$(729)	$70,082	$1,498
U.S. south	$53,873	$54,074	$201	$54,074	$201
U.S. northeast	$20,226	$19,796	$(430)	$19,796	$(430)
Corporate	$(16,932)	$(12,975)	$3,957	$(13,180)	$3,752

Adjusted SG&A	$50,068	$56,079	$6,011	$56,849	$6,781
Canada	$15,350	$16,956	$1,606	$17,528	$2,178
U.S. south	$18,624	$20,600	$1,976	$20,600	$1,976
U.S. northeast	$7,272	$8,506	$1,234	$8,506	$1,234
Corporate	$8,822	$10,017	$1,195	$10,215	$1,393

Adjusted EBITDA(A)	$133,861	$131,708	$(2,153)	$133,737	$(124)
Canada	$68,584	$67,855	$(729)	$70,082	$1,498
U.S. south	$53,873	$54,074	$201	$54,074	$201
U.S. northeast	$20,226	$19,796	$(430)	$19,796	$(430)
Corporate	$(8,822)	$(10,017)	$(1,195)	$(10,215)	$(1,393)

Progressive Waste Solutions Ltd. – December 31, 2012 - 9

			Year ended
					December 31
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$1,840,096	$1,904,678	$64,582	$1,896,741	$56,645
Canada	$757,594	$784,751	$27,157	$776,814	$19,220
U.S. south	$723,315	$780,331	$57,016	$780,331	$57,016
U.S. northeast	$359,187	$339,596	$(19,591)	$339,596	$(19,591)

Operating expenses	$1,094,067	$1,159,187	$65,120	$1,154,764	$60,697
Canada	$415,497	$437,398	$21,901	$432,975	$17,478
U.S. south	$439,700	$485,184	$45,484	$485,184	$45,484
U.S. northeast	$238,870	$236,605	$(2,265)	$236,605	$(2,265)

SG&A (as reported)	$218,600	$231,705	$13,105	$230,740	$12,140
Canada	$61,689	$66,046	$4,357	$65,378	$3,689
U.S. south	$72,186	$78,070	$5,884	$78,070	$5,884
U.S. northeast	$30,775	$31,465	$690	$31,465	$690
Corporate	$53,950	$56,124	$2,174	$55,827	$1,877

EBITDA(A) (as reported)	$527,429	$513,786	$(13,643)	$511,237	$(16,192)
Canada	$280,408	$281,307	$899	$278,461	$(1,947)
U.S. south	$211,429	$217,077	$5,648	$217,077	$5,648
U.S. northeast	$89,542	$71,526	$(18,016)	$71,526	$(18,016)
Corporate	$(53,950)	$(56,124)	$(2,174)	$(55,827)	$(1,877)

Adjusted SG&A	$211,493	$223,263	$11,770	$222,318	$10,825
Canada	$61,689	$66,046	$4,357	$65,378	$3,689
U.S. south	$72,186	$78,070	$5,884	$78,070	$5,884
U.S. northeast	$30,775	$31,465	$690	$31,465	$690
Corporate	$46,843	$47,682	$839	$47,405	$562

Adjusted EBITDA(A)	$534,536	$522,228	$(12,308)	$519,659	$(14,877)
Canada	$280,408	$281,307	$899	$278,461	$(1,947)
U.S. south	$211,429	$217,077	$5,648	$217,077	$5,648
U.S. northeast	$89,542	$71,526	$(18,016)	$71,526	$(18,016)
Corporate	$(46,843)	$(47,682)	$(839)	$(47,405)	$(562)

Progressive Waste Solutions Ltd. – December 31, 2012 - 10

Revenues
Gross revenue by service type
The table below presents gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Year ended
			December 31				December 31
	2012	%	2011	%	2012	%	2011	%

Commercial	$171,384	34.6	$158,230	34.6	$665,715	35.1	$638,611	34.7
Industrial	88,293	17.8	80,550	17.6	336,353	17.7	333,258	18.1
Residential	117,267	23.7	101,834	22.3	440,725	23.2	395,156	21.5
Transfer and disposal	168,318	33.9	160,312	35.1	640,923	33.8	651,863	35.4
Recycling	15,592	3.1	17,828	3.9	65,344	3.4	75,253	4.1
Other	7,467	1.5	5,369	1.2	26,467	1.4	21,945	1.2
Gross revenues	568,321	114.6	524,123	114.7	2,175,527	114.6	2,116,086	115.0

Intercompany	(72,499)	(14.6)	(66,911)	(14.7)	(278,786)	(14.6)	(275,990)	(15.0)
Revenues	$495,822	100.0	$457,212	100.0	$1,896,741	100.0	$1,840,096	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared using reported revenues for 2012 and gross revenues for 2011.  The table has also been prepared assuming Canadian and U.S. dollar parity.  For 2011, the amounts are presented as if Waste Services, Inc.’s operations were combined with ours for the six months ended June 30, 2010.

	Three months ended			Year ended
		December 31			December 31
	2012	2011	(*)	2012	2011	(*)

Price
Core price	1.2	1.2		1.4	1.4
Fuel surcharges	0.3	0.9		0.4	1.1
Recycling and other	(1.0)	(0.2)		(1.6)	0.4
Total price growth	0.5	1.9		0.2	2.9

Volume	0.1	0.6		(1.2)	0.6
Total organic (decline) growth	0.6	2.5		(1.0)	3.5

Acquisitions	6.4	5.6		4.5	6.0
Total growth excluding FX	7.0	8.1		3.5	9.5

FX	1.4			(0.4)
Total growth including FX	8.4			3.1

Note:
(*)Prior period or year amounts have been adjusted to conform to the current period or year's presentation.

Progressive Waste Solutions Ltd. – December 31, 2012 - 11

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Year ended
			December 31			December 31
	2012 (*)	2011	Change	2012 (*)	2011	Change

Cash generated from operating activities	$74,184	$115,217	$(41,033)	$336,761	$395,706	$(58,945)

Operating and investing
Stock option recovery	703	(2,685)	3,388	(110)	(6,808)	6,698
Acquisition and related costs	462	141	321	2,507	1,880	627
Payments made to executive and senior management on departure	981	9,928	(8,947)	3,991	9,928	(5,937)
Restructuring expenses	-	411	(411)	-	1,609	(1,609)
Other expenses	-	45	(45)	105	872	(767)
Changes in non-cash working capital items	27,322	(10,186)	37,508	68,657	28,664	39,993
Capital and landfill asset purchases	(72,881)	(54,321)	(18,560)	(246,878)	(171,013)	(75,865)
Proceeds from the sale of capital assets	654	721	(67)	2,761	5,925	(3,164)

Financing
Loss on extinguishment of debt (net of non-cash portion)	5,198	-	5,198	5,198	-	5,198
Purchase of restricted shares	-	-	-	(541)	(4,226)	3,685
Net realized foreign
exchange (gain) loss	(3)	10	(13)	9	(73)	82
Free cash flow(B)	$36,620	$59,281	$(22,661)	$172,460	$262,464	$(90,004)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $12,300 and $26,100, for the three months and year ended December 31, 2012, respectively.

Progressive Waste Solutions Ltd. – December 31, 2012 - 12

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is a better reflection of how we manage the business and free cash flow(B).

	Three months ended			Year ended
			December 31			December 31
	2012 (*)	2011	Change	2012 (*)	2011	Change

Adjusted EBITDA(A)	$133,737	$133,861	$(124)	$519,659	$534,536	$(14,877)

Purchase of restricted shares	-	-	-	(541)	(4,226)	3,685
Capital and landfill asset purchases	(72,881)	(54,321)	(18,560)	(246,878)	(171,013)	(75,865)
Proceeds from the sale of capital assets	654	721	(67)	2,761	5,925	(3,164)
Landfill closure and post- closure expenditures	(1,336)	(1,183)	(153)	(6,737)	(4,345)	(2,392)
Landfill closure and post- closure cost accretion expense	1,313	1,255	58	5,240	5,071	169
Interest on long-term debt	(14,494)	(13,723)	(771)	(57,428)	(62,086)	4,658
Non-cash interest expense	596	1,680	(1,084)	5,665	6,035	(370)
Current income tax expense	(10,969)	(9,009)	(1,960)	(49,281)	(47,433)	(1,848)
Free cash flow(B)	$36,620	$59,281	$(22,661)	$172,460	$262,464	$(90,004)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $12,300 and $26,100, for the three months and year ended December 31, 2012, respectively.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 3.14 times.  The ratio is higher than our target threshold due to the timing of acquisitions, growth and infrastructure spending and lower recycled commodity price performance than expected.  Cash flows from acquisitions beyond the first year of operation will contribute to the further improvement of funded debt relative to EBITDA in subsequent periods.  Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We have provided our guidance assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts.

	2012			2011
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$1.0009	$0.9988	$0.9988	$1.0290	$1.0142	$1.0142
June 30	$0.9813	$0.9899	$0.9943	$1.0370	$1.0334	$1.0237
September 30	$1.0166	$1.0052	$0.9979	$0.9626	$1.0202	$1.0225
December 31	$1.0051	$1.0088	$1.0006	$0.9833	$0.9774	$1.0109

Progressive Waste Solutions Ltd. – December 31, 2012 - 13

Update to Company’s Board of Directors
The Company’s Board of Directors announced that Michael G. DeGroote Sr. has decided to step down from the Board effective February 13, 2013, ahead of his scheduled retirement from the Board in May 2013.  Mr. DeGroote joined the Board in 2010 when Waste Services, Inc., was acquired by Progressive Waste Solutions.  The Board and the Company appreciate all of Mr. DeGroote Sr.’s contributions to Progressive Waste Solutions during his Board tenure.

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.14 Canadian per share to shareholders of record March 29, 2013.  The dividend will be paid on April 15, 2013.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Progressive Waste Solutions Ltd. – December 31, 2012 - 14

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

All references to “Adjusted operating income” in this document represent Adjusted EBITDA after adjusting for net gain or loss on sale of capital assets and amortization.  All references to “Adjusted net income” are to Adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

2013 outlook assumptions and factors
The Company’s 2013 outlook includes a variety of assumptions and factors.  The Company’s 2013 outlook is the aggregation of each location’s operating and financial plans for the 2013 period.  Each operating location builds its 2013 plan employing a bottom-up approach, which includes a forecast of price, volumes, new business volume, pricing growth and lost business.  Each location’s outlook includes assumptions around productivity, operating costs, selling, general and administrative costs and capital and landfill expenditures.  The assumptions applied at each operating location vary as a result of the environment in which it competes to provide service and the combination of assumptions is unique to each location.  Accordingly, the assumptions applied in one location will differ from those applied in another, reflecting differences in the general economic environment, the locations share of the market, competition in the market, the locations operating strategy for the coming year, compensation levels, disposal rates, fuel prices, maintenance costs, to name a few.

The Company has prepared its 2013 outlook assuming the Canadian and U.S. dollars are exchanged at parity.  A strengthening of the Canadian dollar relative to the U.S. dollar results in higher reported revenues, EBITDA(A) and net income and also increases the Company’s reported balance sheet amounts.  Should the Canadian dollar weaken relative to the U.S. dollar, the inverse result will occur.

The current economic environment is unsettled.  The Company has assumed that there is no significant positive or negative change to the economic environment in preparing its outlook for 2013.  Each operating location considers the economic environment in which it operates when preparing its 2013 outlook.  A significant positive or negative change to the economic environment could have a significant impact on the business as a whole, or isolated locations where we operate.  Significant economic changes will have the most pronounced impact on our services which are more sensitive to changes in the economic environment, including, most notably, industrial, disposal and material recycling services.  Additional information pertaining to the sensitivity of certain services we provide relative to the economic environment are outlined in greater detail in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis.

We historically complete several acquisitions in an operating year.  However, our outlook does not contemplate us acquiring any companies in 2013.  The timing, nature, size and contribution of each acquisition to our financial performance is not known until the acquisition is consummated.  Accordingly, we have specifically excluded any acquisitions from our 2013 outlook for these reasons.  Readers are cautioned that our actual 2013 results may include acquisitions, which if completed will impact our 2013 results.  Acquisitions will contribute additional revenues, earnings, additional capital expense, and typically increase our long-term debt levels.  Contributions from acquisitions completed in the prior year are included in our 2013 outlook.

Our estimate for capital and landfill expenditures follows the same bottom-up approach outlined above.  Our capital and landfill estimate is subject to many factors and uncertainties, some of which are out of our control, including availability, timing of receipt and cost.  Management may also withhold or advance capital at a pace inconsistent with its 2013 outlook due to factors that it deems necessary to best manage the Company’s financial resources which could impact the Company’s levels of debt and the interest expense expected in its 2013 outlook.  Management may also withhold capital and landfill expenditures from its 2013 outlook or accelerate expenditures which are not otherwise contemplated in its 2013 plan.

Progressive Waste Solutions Ltd. – December 31, 2012 - 15

Cash taxes are derived from estimated levels of income subject to tax across each of the Company’s locations and jurisdictions we operate in.  We have assumed that losses remain available at current levels to shield income otherwise subject to tax and our estimate of cash tax reflects posted Federal, Provincial or State tax rates, as applicable.  A significant change in either Federal, Provincial or State tax rates, or our availability of losses available to shield income otherwise subject to tax could result in a significant change in our cash tax estimate for 2013.  Additionally, our operating performance could have a significant impact on our 2013 outlook for cash taxes.  Cash taxes are predominantly incurred by the Company from its Canadian operations.  A failure of the Canadian operations to deliver on its 2013 outlook would result in a reduction in cash taxes.  Outperforming our 2013 outlook will result in higher cash tax amounts.  Additionally, our cash tax estimates assume that we will continue to have available to us a similar level of tax deduction that was available to us in the prior year.  Changes to either the availability or amount of deduction could result in a significant change to income subject to tax and ultimately cash taxes.

Free cash flow(B) is the result of aggregating each locations performance, capital spend and landfill closure and post-closure cost accretion, coupled with cash taxes and interest expense.  As noted above, each of these items is subject to its own set of assumptions and uncertainties.  Accordingly, a change in any one or all of these assumptions could have a positive or negative impact on our ability to generate our projected free cash flow(B) amounts for 2013.

Caution regarding forward looking statements
The Company’s 2013 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Thursday, February 14, 2013, at 8:30 a.m. (ET) to discuss results for the three months and year ended December 31, 2012. Participants may listen to the call by dialing 1-888-300-0053, conference ID 86317524, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

Progressive Waste Solutions Ltd. – December 31, 2012 - 16

A replay will be available after the call until Thursday, February 28, 2013, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 86317524. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – December 31, 2012 - 17